Exhibit 99.2

Certain information in this document has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because it is both not material and is the type that the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[REDACTED]”).

DATED June 27, 2025

ON-RACK

SALES AND PURCHASE AGREEMENT

BETWEEN

NIP Group Inc.

(“PURCHASER”)

and

PERSONS LISTED IN SECTION 1 OF Appendix A

(“SELLERS”)

Table of Contents

1.	Definitions and Interpretations	1
2.	Sales and Purchase; Closing	7
3.	Consideration	9
4.	Delivery of the Purchased Assets	10
5.	Closing Conditions	11
6.	Representations, Warranties and Covenants	13
7.	Purchaser Shareholders Approval and NASDAQ Approval	25
8.	Additional Covenant	26
9.	Equitable Adjustments	28
10.	Indemnification	28
11.	Confidentiality and Communications	29
12.	Termination	31
13.	Notices	31
14.	Compliance with Laws and Regulations	32
15.	Further Assurance	33
16.	Force Majeure Event	33
17.	Entire Agreement and Amendment	33
18.	Assignment	33
19.	Severability	34
20.	Expenses	34
21.	Governing Law and Dispute Resolution	34
22.	Waiver	35
23.	Counterparts and Electronic Signatures	35
24.	Specific Performance	35

i / i

THIS AGREEMENT (the “Agreement”) is made on June 27, 2025

BETWEEN:

1.	NIP Group Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Purchaser”); and

2.	each of the Persons listed in Section 1 of Appendix A (each a “Seller” and collectively, the “Sellers”).

Each of the parties to this Agreement is referred herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, the Purchaser agrees to purchase and each Seller agrees to sell the Purchased Assets (as defined below) in accordance with the terms and conditions of this Agreement and the other Transaction Documents (as defined below) (the “Proposed Transaction”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, the Parties agree as follows:

1.	Definitions and Interpretations

1.1	The following terms, as used herein, have the following meanings:

●	“Action” means, any action, suit, litigation, arbitration, inquiry, audit, hearing, investigation or other proceeding, whether civil or criminal, administrative, judicial or investigative, formal or informal, public or private, in law or in equity, by or before or otherwise involving any Governmental Authority or any other Person.

●	“ADS(s)” means the American depositary shares of the Purchaser, one (1) American depositary share representing two (2) Class A Ordinary Shares, as may be adjusted by the Purchaser from time to time.

●	“Affiliate(s)” means, (i) with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person, and (ii) with respect to any individual, his or her spouse, child, brother, sister, parent, the relatives of such spouse, trustee of any trust in which such individual or any of his immediate family members is a beneficiary or a discretionary object, or any entity or company Controlled by any of the aforesaid Persons.

●	“Applicable Law(s)” means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law and rules of national or international stock exchange on which the securities of the applicable Person or its Affiliates are listed, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Agreement or any activity contemplated or carried out under this Agreement.

●	“A&R MAA” means the ninth amended and restated memorandum and articles of association of the Purchaser in the form set forth in Appendix C hereto.

1/35

●	“Business Day(s)” means a day (other than Saturday or Sunday) on which banking institutions in Hong Kong, the PRC, New York, and the Cayman Islands are open generally for normal banking business.

●	“Claim” means any and all disputes, controversies, Actions, causes of action, choices in action, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, consent orders or consent agreements of any kind.

●	“Class A Ordinary Shares” means the Class A Ordinary Shares, par value USD0.0001, of the Purchaser.

●	“Class B1 Ordinary Shares” means the Class B1 Ordinary Shares, par value USD0.0001, of the Purchaser.

●	“Class B2 Ordinary Shares” means the Class B2 Ordinary Shares, par value USD0.0001, of the Purchaser.

●	“Closing Date” of a Seller means the date on which the Closing of such Seller occurs.

●	“Consideration Shares per T” means 38.4132 Class A Ordinary Shares, as appropriately adjusted for share splits, share dividends, share combinations, recapitalizations and similar events, which represents a consideration per T of USD8.00 and an issue price of USD0.4165234 per ADS.

●	“Control” means, with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided that in the case of a Person that is an entity, such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the holders of the shares or other equity interests or registered capital of such Person or power to control the composition of a majority of the board of directors or similar governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

●	“CSRC” means the China Securities Regulatory Commission (or its successors).

●	“Disclosure Schedule” means the disclosure schedule attached hereto as Schedule A.

●	“Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse Claim, reversion, reverter, preferential arrangement, preemptive right, option, right of first refusal, conditional sale, community property interest, equitable interest, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

2/35

●	“ESOP Awards” means any equity-based compensation awards (including any option, warrant, convertible or exchangeable security or other right (contingent or otherwise)) that may be granted or awarded by the Purchaser from time to time pursuant to any ESOP Plan.

●	“ESOP Plan” means each of the 2021 Share Incentive Plan and the 2024 Share Incentive Plan of the Purchaser.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Force Majeure Event(s)” means in respect of any Party, any event or occurrence whatsoever beyond the reasonable control of that Party, non-foreseeable, or even if foreseen, was unavoidable and occurs after the date of this Agreement in or affecting such Party, which include, without limitation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, acts of government, and other instances which are accepted as a force majeure event in general international commercial practice. For the avoidance of doubt, any prohibition or restriction in relation to the production and/or sale, exportation, importation, operation and maintenance of cryptocurrency mining hardware, as well as the conduct of cryptocurrency mining activities and trading of cryptocurrency declared by any Governmental Authority (other than the local Governmental Authority with competent authority over any Seller) shall not constitute a Force Majeure Event.

●	“Fundamental Representations” means, in respect of the Purchaser, the representations and warranties made in Clauses 6.1(a) through (e) and (g) through (j), and in respect of a Seller, the representations and warranties made in Clauses 6.2(a) through (g).

●	“Governmental Authority” means any government of any nation, federation, province, state or locality or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Person or its Affiliates are listed.

●	“Governmental Consents” means all approval, authorization, consent, clearances or waivers of, filing or registration with or notification to, all relevant Governmental Authorities in connection with the consummation of the Proposed Transaction.

3/35

●	“Group Company” means each of the Purchaser, the subsidiaries of the Purchaser, and each Person (other than a natural person) that is, directly or indirectly, Controlled by any of the foregoing, including each joint venture in which any of the foregoing holds more than fifty percent (50%) of the voting power, and “Group” refers to all of Group Companies collectively.

●	“Hosting Service Agreement” means, as applicable, (i) a hosting service agreement with respect to the hosting, operation and maintenance of certain Product(s) by and between the applicable Title Holder and the corresponding hosting service provider or (ii) an assignment agreement assigning the Existing Hosting Agreement with respect to certain Product(s) form the applicable Seller to the applicable Title Holder, in each case, as mutually agreed by the parties thereto in good faith.

●	“Indebtedness” of any Person means and includes, without duplication, indebtedness for borrowed money owing to any bank or similar financial institution, including any credit facility, note, bond, debenture, mortgage or other debt instrument or financial debt security.

●

“Investor Rights Agreement” means the investor rights agreement of the Purchaser to be entered into in connection with the Proposed Transaction by the Purchaser, the Sellers and certain other parties thereto, in form and substance substantially attached hereto as Appendix B

●	“Nasdaq” means the Nasdaq Stock Market.

●	“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

●	“Purchaser Shareholder Approval” means the requisite approval by the shareholders of the Purchaser for the Purchaser Shareholder Matters.

●	“Purchaser’s Knowledge” means the knowledge of any of Mario Yau Kwan Ho, Hicham Chahine and Liwei Sun, to the extent such knowledge should have been acquired by such individual after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs.

●	“PRC” means the People’s Republic of China, excluding, for purposes of this Agreement, Hong Kong, Macau and Taiwan.

●	“Products” of a Seller means the cryptocurrency mining hardware and other equipment or merchandise that such Seller will sell to the Purchaser in accordance with this Agreement and the other Transaction Documents, details of which shall be set forth in the Appendix A.

4/35

●	“Representatives” means with respect to any Person, its Affiliates, and such Person’s and its Affiliates’ directors, officers, employees, agents, consultants, investment bankers, accountants, attorneys or financial advisors, and other representatives.

●	“SEC” means the Securities and Exchange Commission of the United States of America.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“T” means terahashes per second, unit of bitcoin mining computing power.

●	“Tax Return” means any return, report or statement showing taxes, used to pay taxes, or required to be filed with respect to any tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated or provisional tax.

●	“Total Hashrate” of the Products of a Seller means the total hashrate of the Products of a Seller, expressed as a certain amount of T. It being agreed that the Sellers shall, on a joint and several basis, ensure that the total hashrate of the Products of all Sellers shall be 3,112,300.65T.

●	“Total Purchase Price” of a Seller means the product of USD8.00 per T, multiplied by the Total Hashrate of the Products of such Seller.

●	“Transaction Documents” means this Agreement, Investor Rights Agreement, the Hosting Service Agreements and any other agreement, document, certificate or writing delivered in connection with this Agreement.

●	“U.S. GAAP” means the U.S. generally accepted accounting principles.

●	“USD” means the lawful currency of the United States of America.

●	“Young Will Acquisition” means the share exchange transactions as contemplated in the Young Will SPA.

●	“Young Will SPA” means the Share Swap Agreement by and among the Purchaser, GETUP Holding Limited and certain other parties thereto dated as of September 30, 2024.

1.2	In this Agreement, unless otherwise specified:

(a)	Any singular term in this Agreement shall be deemed to include the plural and vice versa where the context so requires.

5/35

(b)	The headings in this Agreement are inserted for convenience only and shall not be taken into consideration in the interpretation or construction of this Agreement.

(c)	References to Clause(s) and Appendix(es) are references to Clause(s) and Appendix(es) of this Agreement.

(d)	The Appendixes form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.

(e)	Unless specifically stated otherwise, all references to days shall mean calendar days.

(f)	Any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force.

(g)	The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h)	Words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(i)	When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(j)	Any reference to a date or time shall be to such date and time in the time zone of China Standard Time.

(k)	References to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

(l)	If any payment hereunder would have been, but for this Clause 1.2(l), due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date.

6/35

2.	Sales and Purchase; Closing

2.1	Subject to the terms and conditions set forth herein, at the Closing of each Seller, the Purchaser agrees to purchase from such Seller, and such Seller agrees to assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered to the Purchaser, or one or more Group Companies designated by the Purchaser to the Sellers in writing at least five (5) Business Days prior to the Closing Date (each a, “Title Holder”), all of such Seller’s (and its Affiliates’) right, title and interest in, to and under (i) the Products of such Seller and (ii) the Relevant Assets of the Products of such Seller ((i) and (ii) collectively, the “Purchased Assets” of such Seller), free and clear of all Encumbrances (other than (A) Encumbrances pursuant to the Hosting Services Agreements or Applicable Laws and (ii) Encumbrances created by the Purchaser or its Affiliates). Appendix A sets forth a tentative list of all Products, including for each Product: (i) a unique serial number or identifier, (ii) its physical location, (iii) its specified hashrate, and (iv) its remaining warranty period, if any. For the avoidance of doubt, each Seller shall have the sole discretion to update Appendix A with respect to the Product of such Seller prior to the Closing, provided that (i) the Purchaser shall be provided with a reasonable opportunity to perform its inspection of all Products pursuant to Clause 4.1(a), (ii) the Total Hashrate of the Products of such Seller shall remain unchanged, and (iii) the Product updated or replaced in the Appendix A shall not result in any violation to the representation and warranties made by the Seller under Clause 6.2.

2.2	The closing of the sale and purchase of the Purchased Assets with respect to all Sellers (the “Closing”) shall take place simultaneously (subject to Clause 4.2) by exchange of signatures, documents and other deliveries as soon as reasonably practicable and in any event within ten (10) Business Days following the satisfaction (or, to the extent permitted by Applicable Law, the waiver by the Parties entitled to the benefit thereof) of the relevant conditions set forth in Clause 5 (other than those conditions which by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as may be mutually agreed by the Purchaser and such Seller.

2.3	At the Closing, in addition to the actions and deliverables as set forth in Clauses 3 and 4:

(a)	subject to the Sellers’ fulfillment of its obligations under Clauses 4.1(a) and 4.1(c), the Purchaser shall:

(i)	deliver or cause to be delivered to each Seller:

(A)	the Consideration Shares of such Seller in the name of such Seller, as evidenced by a copy of relevant extracts of the register of members of the Purchaser reflecting such Seller as the legal owner of the Consideration Shares;

(B)	a copy of the Investor Rights Agreement, dated as of the Closing Date, duly executed by the Purchaser and all other parties thereto except the Sellers;

7/35

(C)	copies of the Hosting Service Agreements with respect to all of the Purchased Assets, dated as of the Closing Date, duly executed by the applicable Title Holder; and

(ii)	cause the A&R MAA to be adopted and become effective.

(b)	each Seller shall deliver or cause to be delivered to the Purchaser a copy of the Investors Rights Agreement (or joinder thereof), dated as of the Closing Date of such Seller, duly executed by such Seller (if applicable).

(c)	the Sellers shall deliver or cause to be delivered copies of the Hosting Service Agreements, dated as of the Closing Date of such Seller, duly executed by all parties thereof (other than the Purchaser and the applicable Title Holder(s)).

2.4	Notwithstanding anything to the contrary herein, (i) before the Closing, each Seller shall be entitled to receive and own any and all rights and interests in any output of the Products of such Seller (including without limitation any cryptocurrency mined by the Products of such Seller), and (ii) from and after the Closing, the applicable Title Holder shall be entitled to receive and own any and all rights and interests in any output of the Products(including without limitation any cryptocurrency mined by the Products). Without prejudice to the Parties’ other rights and obligations hereunder, the costs and expenses arising from the ownership, operation and maintenance of the Products of a Seller shall be borne, with respect to the period of time prior to the Closing, by such Seller, and with respect to the period of time from and after the Closing, by the applicable Title Holder.

2.5	From and after the Closing, the Purchaser shall, or the Purchaser shall procure the applicable Title Holder(s) to, bear all of the electricity charges and electricity charge deposit in connection with hosting, maintenance and operation of the Products. For the avoidance of doubt, each Seller agrees to use commercially reasonable efforts to cause the hosting service provider to enter into a new hosing service agreement with respect to the hosting, operation and maintenance of the Product(s) with the applicable Title Holder. With respect to the Hosting Service Agreements that are assignment agreements assigning the Existing Hosting Agreement with respect to certain Product(s) form the applicable Seller to the applicable Title Holder, to the extent that any electricity charge deposit in connection with hosting, maintenance and operation of any Products has been paid by any Seller pursuant to any Existing Hosting Agreement and has not been refunded to such Seller upon the Closing (the “Paid Deposit”), to the extent such Paid Deposit is still required under the relevant Hosting Services Agreement after the Closing, upon such Seller’s request upon or after the Closing and delivery of the invoice and contracts or documents evidencing calculations of such Paid Deposit to the Purchaser, the Purchaser or the applicable Title Holder(s) shall promptly reimburse such Seller the Paid Deposit.

8/35

3.	Consideration

3.1	The aggregate consideration for the Purchased Assets of a Seller in connection with the Proposed Transaction shall be the Consideration Shares of such Seller, to be issued to such Seller by the Purchaser as set forth in this Clause 3. For purposes hereof, “Consideration Shares” of a Seller shall mean (a) a number of Class A Ordinary Shares equal to the product of Consideration Shares per T multiplied by the Total Hashrate of such Seller (rounded down to the next whole share) (the “Base Shares”), and (b) such Seller’s pro rata share (calculated as the Total Hashrate of such Seller divided by the Total Hashrate of all Sellers) of Additional Shares, if applicable.

3.2	Upon the terms and subject to the conditions herein, at the Closing, subject to the Sellers’ fulfillment of their obligations under Clause 4, the Purchaser shall issue to each Seller, and such Seller shall subscribe for from the Purchaser, in a private placement transaction and in consideration of the Purchased Assets, such Seller’s Consideration Shares, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates).

3.3	Promptly after the Closing, the Purchaser shall make necessary filings and registrations with the CSRC with respect to the issuance of the Consideration Shares, in each case with respect to all Sellers, in accordance with Applicable Laws, and the Sellers shall provide all necessary cooperation and assistance with respect thereto.

3.4	The Parties understand and agree that the consideration for the Purchased Assets of each Seller is exclusive of any applicable bank transaction fee, logistics costs and any relevant insurance, hosting, operation, maintenance or other applicable costs and expenses of the Purchaser to purchase or use the Purchased Assets and any and all applicable taxes (any value-added tax, any sales, use or excise tax, any goods and service tax and any other similar taxes; for the avoidance of doubt and subject to Clause 3.5, excluding any income tax or other similar taxes that are required to be borne by the Sellers pursuant to Applicable Laws) and governmental charges, and all such fees, costs, expenses, taxes and charges incurred in connection with the Proposed Transaction or for any period after the Closing shall be borne by the Purchaser or the applicable Title Holder(s).

3.5	Notwithstanding anything else herein to the contrary, the Purchaser acknowledges and agrees to assume responsibility for any sales tax obligations imposed by any Governmental Authority in connection with the Proposed Transaction. With respect to any sales and use tax or other similar taxes (the “SUT”) in connection with sale of the Purchased Assets of each Seller, at the Closing, (i) such Seller shall deliver to the Purchaser a calculation of the SUT in connection with sale of the Purchased Assets of such Seller, and (ii) the Purchaser or the applicable Title Holder(s) shall pay the full amount of the SUT indicated in such calculation to a bank account designated by such Seller. Each Seller shall promptly after the Closing of such Seller and after the Purchaser or the applicable Title Holder(s) has paid the full amount of the SUT to it, make the relevant tax filing for, and make the payment of, the SUT in connection with sale of the Purchased Assets of such Seller in compliance with Applicable Laws and provide the Purchaser with written evidence therefor. At the request of the Purchaser, such Seller shall promptly provide to the Purchaser payment slips for the relevant tax filings (including for the SUT).

9/35

3.6	The Purchaser and each Seller agree to cooperate in good faith to ensure full compliance with all tax obligations and to maintain accurate records of sales tax transactions. By agreeing to this clause, the Parties acknowledge their understanding of, and agreement to, their respective responsibilities for sales and use tax compliance within the jurisdictions where the Products are located in in connection with the Proposed Transaction.

3.7	Each Party shall indemnify and hold the other Parties harmless from and against any and all Claim and liability of tax filing, payment, late payment interest, fines, and penalties in relation to sales and use tax, property tax, value-added taxes and any other governmental charges, taxes and duties connected with the sale and use of the Purchased Assets to the extent arising out of such Party’s breach of this Agreement or applicable tax laws. Notwithstanding anything to the contrary and for the avoidance of doubt, each Seller shall indemnify and hold the Purchaser harmless from and against any and all Claim and liability of the Purchaser or the applicable Title Holder(s) arising out of such Seller’s federal income tax, state and local income/franchise taxes, gross receipts taxes, sales and use taxes, payroll taxes, property taxes, historical transfer taxes and unclaimed property exposures accrued on the Purchased Assets prior to the Closing, to the extent unpaid.

4.	Delivery of the Purchased Assets

4.1	The Parties agree that the delivery of the Products of a Seller shall be completed as follows:

(a)	Once the Products of such Seller are ready to be delivered, such Seller shall promptly notify the Purchaser and the Purchaser shall be entitled to inspect the Products of such Seller in respect of the ownership of the Products and the effective computational capacity of the Products. The Sellers shall provide all necessary cooperation and assistance with respect to such inspection, including providing all documents and technical support as may be reasonably requested by the Purchaser.

(b)	At least three (3) Business Days prior to the Closing Date of such Seller, the Purchaser shall inform such Seller in writing of the information required for configuration of the Products of such Seller (the “Confirmation”).

10/35

(c)	At the Closing, unless otherwise agreed between the Parties, each Seller shall configure the Products with the information provided by the Purchaser in the Confirmation. The title to the Products of such Seller will pass to the applicable Title Holder(s) upon the completion of the configuration of the Products of such Seller. The Purchaser shall be entitled to inspect the configuration of the Products prior to the Closing to confirm accuracy of the information. At the Closing, unless otherwise agreed between the Parties, all Purchased Assets shall remain stored at their respective original locations (the “Original Sites”), and the applicable Title Holder(s) shall assume all rights of ownership and possession over the Purchased Assets, including the responsibility for their management and custody. At the Closing, the Sellers agree to provide reasonable access and necessary cooperation to facilitate the applicable Title Holder(s) taking ownership of the Purchased Assets at the Original Sites without additional costs to such Title Holder(s) unless otherwise agreed.

(d)	Notwithstanding anything to the contrary stipulated in any Applicable Laws, the risk of loss or damage to the Products of a Seller shall pass to the Purchaser or the applicable Title Holder(s) when such Seller has fulfilled its obligations under Clauses 4.1(a) and 4.1(c).

4.2	With respect to any Seller, if both such Seller and the Purchaser are willing and able to proceed to the Closing, but the title to the Products of such Seller cannot be delivered to the applicable Title Holder(s) in a timely fashion pursuant to Clause 4.1, such Seller and the Purchaser shall discuss in good faith to agree on alternative arrangements (such as leasing of cloud computational capacity) feasible under Applicable Laws to realize the economic substance of the transactions contemplated by this Agreement.

4.3	With respect to the Relevant Assets, at the Closing, subject to Clause 4.2, each Seller shall take all necessary actions (including execution of necessary documents, providing relevant notices or making relevant filings) to assign, transfer, convey and deliver, or cause to be assigned, transferred, conveyed and delivered to the applicable Title Holder(s) the Relevant Assets.

5.	Closing Conditions

5.1	The obligations of the Parties to proceed to consummate the sale and purchase of the Purchased Assets are subject to the satisfaction or waiver (to the extent such waiver is permitted by Applicable Laws) of the following conditions as of the Closing:

(a)	each of the parties to the Transaction Documents shall have executed and delivered such Transaction Documents to the other parties thereto;

(b)	no Applicable Laws shall have been enacted, issued, enforced, adopted or promulgated by any Governmental Authority that restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the Proposed Transaction;

11/35

(c)	no Action shall have been initiated or threatened in writing by any Governmental Authority after the date hereof that seeks to make the Proposed Transaction illegal or otherwise restrain, enjoin, prevent or prohibit the consummation of the Proposed Transaction;

(d)	the Purchaser Shareholder Approval shall have been duly and validly obtained and is in full force and effect;

(e)	all Governmental Consents, including such Governmental Consents as set forth in the Disclosure Schedule, have been obtained or, with the lapse of the applicable waiting periods (and any extension thereof), been deemed as obtained, or confirmed with the relevant Governmental Authorities that the Proposed Transaction do not require approval and any commitments by the Parties not to close before a certain date under a timing agreement entered into with a Governmental Authority have expired or terminated; and

(f)	Nasdaq shall have approved the requisite listing application for the listing of the Class A ordinary Shares (including in the form of ADSs) on the Nasdaq Global Market with respect to the Consideration Shares (“NASDAQ Approval”).

5.2	Each Seller’s obligations to proceed to consummate the sale and purchase of the Purchased Assets of such Seller are subject to the satisfaction or waiver (to the extent such waiver is permitted by Applicable Laws) by both Sellers of the following condition as of the Closing:

(a)	all of the representations and warranties of the Purchaser contained in Clause 6.1 shall be true and correct in all material respects or, if qualified by materiality, true and correct in all respects (other than the Fundamental Representations which shall be true and correct in all respects) on and as of the date hereof and on the Closing Date;

(b)	there shall not be any material adverse change to the financial condition, results of operations, or business prospects of the Purchaser;

(c)	there shall not be any general suspension or limitation of trading in the ADSs has been imposed or threatened by the SEC or Nasdaq;

(d)	The Yong Will Cancellation shall have occurred; and

(e)	Each Seller’s business, legal and financial due diligence investigation and other investigations on the Purchaser shall have been completed to its reasonable satisfaction.

12/35

5.3	The Purchaser’s obligations to proceed to consummate the sale and purchase of the Purchased Assets of the Sellers are subject to the satisfaction or waiver (to the extent such waiver is permitted by Applicable Laws) by the Purchaser of the following condition as of the Closing:

(a)	all of the representations and warranties of the Sellers contained in Clause 6.2 shall be true and correct in all material respects or, if qualified by materiality, true and correct in all respects (other than the Fundamental Representations which shall be true and correct in all respects) on and as of the date hereof and on the Closing Date;

(b)	there shall have been no event or events which, has had, or would be reasonably expected, from an objective standpoint, to have a material adverse effect on the Purchased Assets, and the Seller has not taken any step, action or measure (or omitted to take the same), which has or could be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Purchased Assets;

(c)	the applicable Title Holder(s) has entered into Hosting Service Agreements covering all Products, which shall become effective upon Closing;

(d)	the Purchaser shall have established certain entities as the Title Holders;

(e)	to the extent required by the applicable Existing Hosting Agreement, the Seller shall have noticed the hosting service provider regarding the transaction contemplated herein, and such hosting service provider has not exercised its right of first refusal regarding the sale of the Products under the applicable Existing Hosting Agreement;

(f)	the Products of all the Sellers shall have a total combined computational capacity of no less than 3,112,300.65 T; and

(g)	The Purchaser’s business, legal and financial due diligence investigation and other investigations on the Purchased Assets (including any Purchased Assets replaced pursuant to Clause 2.1) shall have been completed to its reasonable satisfaction.

6.	Representations, Warranties and Covenants

6.1	Except as disclosed in the Disclosure Schedule and, save for the Fundamental Representations, in any reports, statements, schedules, prospectuses, proxy statements, registration statements and other documents filed or furnished by the Purchaser with the SEC prior to the date of this Agreement (to the extent that the qualifying nature of such disclosure is readily apparent and excluding disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein prior to the date hereof, in each case, other than any specific factual information contained therein), the Purchaser makes the following representations and warranties to each Seller as of the date hereof and as of the Closing Date of such Seller:

(a)	It is duly incorporated or organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or organization. It has the full power and authority to own its assets and carry on its businesses.

13/35

(b)	The obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable obligations, and the obligations expressed to be assumed by it under the other Transaction Documents (if and when executed) will be legal, valid, binding and enforceable obligations.

(c)	It has the power to enter into, perform and deliver, and has taken or will take prior to the Closing of such Seller all necessary action to authorize its entry into, performance and delivery of, this Agreement and the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents.

(d)	The entry into and performance by it of, and the transactions contemplated by, this Agreement and the other Transaction Documents, do not and will not conflict with (i) any Applicable Laws in any material respects, (ii) its constitutional documents, or (iii) any material agreement or instrument binding upon it or any of its assets.

(e)	All authorizations required, to enable it lawfully to enter into, exercise its rights under and comply with its obligations under this Agreement and the other Transaction Documents; to ensure that those obligations are legal, valid, binding and enforceable; and to make this Agreement and the other Transaction Documents admissible in evidence in its jurisdiction of incorporation, have been, or will have been by the time, obtained or effected at the Closing of such Seller and are, or will be at the Closing of such Seller, in full force and effect.

(f)	It is not the target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom (“Sanctions”), including by being listed on the Specially Designated Nationals and Blocked Persons (“SDN”) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing Governmental Authorities (“SDN List”), directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and the purchase of the Products will not violate any Sanctions or import and export control related laws and regulations applicable to it.

14/35

(g)	The Consideration Shares (no later than the Closing Date of such Seller) of such Seller will have been duly authorized and, when issued and delivered to such Seller in accordance with the terms of this Agreement and the memorandum and articles of association of the Purchaser (as amended from time to time), the Consideration Shares of such Seller will be validly issued, fully paid and non-assessable, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates) and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Purchaser’s memorandum and articles of association (as amended from time to time) or under the Companies Act (as revised) of the Cayman Islands.

(h)	The authorized share capital of the Purchaser as of the date hereof is as follows, subject to any changes as contemplated or permitted under this Agreement: USD50,000 divided into 500,000,000 shares comprising (a) 461,995,682 Class A Ordinary Shares of a par value of USD0.0001 each, 78,729,929 of which are issued and outstanding as of the date hereof, (b) 24,641,937Class B1 Ordinary Shares of a par value of USD0.0001 each, 24,641,937 of which are issued and outstanding as of the date hereof, and (c) 13,362,381 Class B2 ordinary share of a par value of USD0.0001, 13,362,381 of which are issued and outstanding as of the date hereof. Part A of Schedule 6.1(h) of the Disclosure Schedule contains a true, accurate and complete capitalization table of the Purchaser on a fully-diluted basis as of the date of this Agreement. Part B of Schedule 6.1(h) of the Disclosure Schedule contains a true, accurate and complete capitalization table of the Purchaser on a fully-diluted basis immediately after the Closing. Except for the ESOP Awards or such other items as set forth in Schedule 6.1(h) of the Disclosure Schedule and any other actions or items as contemplated under this Agreement, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of any Group Company is authorized or outstanding, and (B) there is no commitment by any Group Company to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of Indebtedness, to repurchase or redeem any securities of any Group Company or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. The Purchaser has provided to each Seller true, complete and accurate copies of the ESOP Plans as of the date hereof. The maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all ESOP Awards under the ESOP Plans is 11,956,812, all of which have been granted, and of which 3,337,676 Class A Ordinary Shares has been issued. There are no declared or accrued unpaid dividends with respect to any equity securities of any Group Company (other than from a subsidiary of the Purchaser to the Purchaser or its other subsidiaries).

15/35

(i)	Schedule 6.1(i) of the Disclosure Schedule sets forth the name of each Group Company and the jurisdiction in which it is incorporated or organized, and identifies their respective registered shareholders and their shareholding interests as of the date hereof. Each of the Group Companies has been duly incorporated, is validly existing as a company in good standing under the laws of the jurisdiction of its incorporation, and has the company power and authority to own its property and to conduct its business. All of the equity securities of each Group Company are duly authorized, validly issued, and are fully paid and nonassessable. The shareholders and owners listed in Schedule 6.1(i) of the Disclosure Schedule are the sole registered owners of the shares in or charter capital of the Group Companies, free from all Encumbrances. None of the Group Companies has any other branch, place of business, representative office or permanent establishment outside its respective head office.

(j)	The Purchaser is not insolvent under the laws of its jurisdiction of incorporation. No order has been made or petition presented or resolution passed by or on behalf of the Purchaser for the winding-up, liquidation or bankruptcy of the Purchaser, and there has not been any petition or order for administration, winding-up, liquidation or bankruptcy filed against the Purchaser or any appointment of a receiver or liquidator in respect of the assets of the Purchaser.

(k)	Neither the Purchaser nor any person acting on its behalf has offered or sold the Consideration Shares by any form of general solicitation or general advertising (as defined in Regulation D under the Securities Act).

(l)	No directed selling efforts (as defined in Rule 902 of Regulation S under the Securities Act) have been made by any of the Purchaser, any of its Affiliates or any Person acting on its behalf with respect to any Consideration Shares that are not registered under the Securities Act; and none of such Persons has taken any actions that would result in the sale of the Consideration Shares to the Sellers under this Agreement requiring registration under the Securities Act; and the Purchaser is a “foreign issuer” (as defined in Regulation S).

16/35

(m)	The Purchaser has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by the Purchaser with the SEC under the Exchange Act or the Securities Act to the date of this Agreement (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date of such Seller (the “Additional Purchaser SEC Reports”). As of their respective filing dates and except to the extent corrected by a subsequent Purchaser SEC Report, (i) the Purchaser SEC Reports did not, and the Additional Purchaser SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) Purchaser SEC Reports complied, and the Additional Purchaser SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the Purchaser SEC Reports and the Additional Purchaser SEC Reports are each true and correct in all material respects.

(n)	Except as set forth in the Purchaser SEC Reports filed or furnished prior to the date of this Agreement, since date of the latest balance sheet contained in the Purchaser Financial Statements (as defined below) through the date of this Agreement, (i) there has not been any material adverse effect to the business and operations of the Purchaser and any Group Company taken as a whole; (ii) except as otherwise disclosed in the Purchaser SEC Reports, there has not been any action taken or agreed upon by the Group Companies that would be prohibited by Clause 6.5 if such action were taken on or after the date hereof; and (iii) each of the Group Company has conducted its business in the ordinary course of business consistent with past practices in all material respects.

17/35

(o)	The financial statements and notes of the Purchaser contained or incorporated by reference in the Purchaser SEC Reports (such financial statements contained in the Purchaser SEC Reports filed or furnished with the SEC as of the date hereof, the “Purchaser Financial Statements”) fairly present, and the financial statements and notes of the Purchaser to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as of the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Group , taken as a whole) and the absence of footnotes, and were prepared and will be prepared in accordance with: (i) U.S. GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Group, taken as a whole) and the absence of footnotes. The Purchaser has no material off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports.

(p)	The auditor of the Purchaser has issued an unqualified opinion on the financial statements of the Purchaser for the last fiscal year before the date of this Agreement and, except as disclosed in the Purchaser’s Annual Report on Form 20-F (File No. 001-42160) for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 12, 2025, has not raised any material weakness in the internal control over financial reporting of the Purchaser in 2024.

(q)	There is no Action or proceeding pending or, to the Purchaser’s Knowledge, threatened in writing against the Purchaser by Nasdaq or the SEC with respect to any Class A Ordinary Shares or to terminate the listing of the Purchaser on the Nasdaq. None of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Class A Ordinary Shares under the Exchange Act.

(r)	There are (i) no material Actions pending or, to the Purchaser’s Knowledge, threatened against any Group Company or any of their properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such, (ii) no material Actions threatened by any Group Company against any third party, and (iii) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any Group Company.

(s)	The business of each of the Group Companies is and has been in compliance with Applicable Laws in all material respects, and is not being conducted, and has not been conducted, in violation of any Applicable Law except for immaterial noncompliance or violations. All material filings and registrations with any Governmental Authority required in respect of each of the Group Companies and its operations have been duly completed in accordance with all Applicable Laws, and are valid and not subject to any suspension, revocation, cancelation or invalidation.

18/35

(t)	(i) All material income and other material Tax Returns required to be filed by or on behalf of each of the Group Companies have been duly and timely filed with the appropriate Governmental Authority (taking into account all ordinary course extensions of time to file Tax Returns) and all such Tax Returns are true, correct and complete in all material respects, (ii) all material amounts of taxes payable by each Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith in any Actions and with respect to which adequate reserves have been made in accordance with applicable accounting principles, (iii) each of the Group Companies has complied in all material respects with all Applicable Laws related to the withholding and remittance of all material amounts of tax and withheld and paid all material amounts of taxes required to have been withheld and paid to the appropriate Governmental Authority, and (iv) no claim, assessment, deficiency or proposed adjustment for any material amount of tax has been asserted or assessed by any Governmental Authority against any Group Company which has not been paid or resolved. No material tax audit or other examination of any Group Company by any Governmental Authority is presently in progress, nor has any Group Company been notified of any request or threat for such an audit or other examination. There are no Encumbrances for taxes upon any of the assets of the Group Companies. Each Group Company has no liability for a material amount of unpaid taxes which has not been accrued for or reserved on the Purchaser Financial Statements, other than any liability for unpaid taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Group Companies in the ordinary course of business. None of the Group Companies is a party to any tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than those entered into in the ordinary course of business, the principal purposes of which is not related to taxes). None of the Group Companies has waived or extended in writing any statute of limitations in respect of taxes (other than in connection with extensions to file Tax Returns obtained in the ordinary course of business) or, as of the date hereof. None of the Group Companies is treated for any tax purpose (including any applicable double taxation agreement) as a resident in a country other than the country of its incorporation and none of the Group Companies has had a branch, agency or permanent establishment in a country other than the country of its incorporation. None of the Group Companies has been required to file any Tax Return with, nor has any of the Group Companies been liable to pay any taxes to, any tax authority in any jurisdiction in which such Group Company is not currently filing any Tax Returns. Each of the Group Companies is in possession and control of all material records and documentation and any other information that it is obliged by Applicable Laws to hold, maintain, preserve and retain for the purposes of any tax and of sufficient information to enable it to compute accurately its liability to tax arising on or before Closing in so far as it relates to any event occurring on or before the Closing Date. Each of the Group Companies has complied in all material respects with all applicable conditions imposed under Applicable Laws in respect of any tax incentive, relief, concession, or other special tax treatment claimed by it.

19/35

(u)	The Purchaser acknowledges and agrees that neither any Seller nor any other Person has made any representation or warranty as to any Seller, the Purchased Assets or this Agreement, except as expressly set forth in this Agreement and the other Transaction Documents.

(v)	It acknowledges and agrees that, in entering into this Agreement, the Sellers have relied on the representations and warranties set forth in this Clause 6.1 and Clause 12.

6.2	Each Seller makes the following representations and warranties to the Purchaser as of the date hereof and as of the Closing Date:

(a)	It is duly incorporated or organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or organization. It has the full power and authority to own its assets and carry on its businesses.

(b)	The obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable obligations, and the obligations expressed to be assumed by it under the other Transaction Documents (if and when executed) will be legal, valid, binding and enforceable obligations.

(c)	It has the power to enter into, perform and deliver, and has taken or will take prior to the Closing of such Seller all necessary action to authorize its entry into, performance and delivery of, this Agreement and the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents.

(d)	The entry into and performance by it of, and the transactions contemplated by, this Agreement and the other Transaction Documents, do not and will not conflict with any Applicable Laws, its constitutional documents, or any agreement or instrument binding upon it or any of its assets.

20/35

(e)	All authorizations required or desirable, to enable it lawfully to enter into, exercise its rights under and comply with its obligations under this Agreement and the other Transaction Documents; to ensure that those obligations are legal, valid, binding and enforceable; and to make this Agreement and the other Transaction Documents admissible in evidence in its jurisdiction of incorporation, have been, or will have been by the time, obtained or effected at the Closing of such Seller and are, or will be at the Closing of such Seller, in full force and effect.

(f)	Such Seller has, or will have as of the Closing Date of such Seller, good, valid and marketable title to all of the Purchased Assets of such Seller, free and clear of Encumbrances (other than Encumbrances created by the terms of the Existing Hosting Agreements except for any violations or Claims thereunder or this Agreement ), and its ownership and operation of the applicable Purchased Assets is valid under Applicable Laws where they are operated and located in all material respects, and all material licenses, permits, filings, registrations or approvals for such ownership and operation have been obtained. Upon the consummation of the transactions contemplated by this Agreement, the applicable Title Holder(s) will acquire good, valid, and marketable title to all of the Purchased Assets, free and clear of all Encumbrances (other than (A) Encumbrances pursuant to the Hosting Services Agreements and (ii) Encumbrances created by the Purchaser or its Affiliates).

(g)	The Purchased Assets are in good condition and are adequate for the uses to which they are being put, and none of such Purchased Assets are in need of maintenance or repairs except for ordinary, routine maintenance. The total computational capacity of the Products of such Seller shall be no less than the Total Hashrate of the Products of such Seller. Appendix A sets forth a complete and accurate list of all Products to be transferred to the applicable Title Holder(s) upon Closing, provided that Appendix A may be updated by each Seller from time to time prior to the Closing pursuant to Clause 2.1. All Purchased Assets, including all Products, conform in all material respects to the specifications set forth in Appendix A attached hereto. The Purchased Assets listed in Appendix A (subject to the Seller’s update pursuant to Clause 2.1) constitute all of the assets, properties, and rights that are owned, used, or held for use by such Seller and its Affiliates in connection with the Products, and are sufficient for the continued operation of the Products in the same manner as currently conducted. There are no other assets owned or used by such Seller or any of its Affiliates that are necessary to achieve the Total Hashrate.

21/35

(h)	It is not the target of the Sanctions, including by being listed on the SDN List maintained by OFAC or any other Sanctions list maintained by one of the foregoing Governmental Authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and the purchase of the Products will not violate any Sanctions or import and export control related laws and regulations applicable to it. Each Seller represents and warrants that the Products of such Seller have been reviewed for compliance with export control laws and regulations of all relevant countries, including but not limited to the Export Administration Regulations (“EAR”) of the United States, and have been classified or otherwise designated under the EAR as “EAR99”.

Such Seller is not a “U.S. person” within the meaning of Regulation S under the Securities Act.

(i)	Such Seller has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Consideration Shares. Such Seller is capable of bearing the economic risks of such investment, including a complete loss of its investment. In making its decision to acquire the Consideration Shares, such Seller has (i) conducted its own investigation of the Purchaser and the Consideration Shares, (ii) had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to acquire the Consideration Shares, (iii) been offered the opportunity to ask questions of the Purchaser and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to acquire the Consideration Shares; and (iv) made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Consideration Shares.

(j)	Such Seller is acquiring the Consideration Shares for its own account and not on behalf of any U.S. person and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. Such Seller does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Consideration Shares. Such Seller is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

22/35

(k)	Such Seller did not contact the Purchaser as a result of any general solicitation or directed selling efforts (within the meaning of Regulation S promulgated under the Securities Act). Such Seller further acknowledges that there have not been, and such Seller hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Seller by the Purchaser or any of its Affiliates, officers, directors, employees, partners, agents or Representatives or any other Persons, expressly or by implication, other than those representations, warranties, covenants and agreements of the Purchaser set forth in this Agreement. Such Seller acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(l)	Such Seller understands that the Consideration Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Purchaser is relying in part upon the truth and accuracy of, and such Seller’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Seller set forth herein in order to determine the availability of such exemptions and the eligibility of such Seller to acquire the Consideration Shares. Such Seller acknowledges that the Consideration Shares are “restricted securities” that have not been, and will have not been, registered under the Securities Act or any other Applicable Laws. Such Seller further acknowledges that, absent an effective registration under the Securities Act, the Consideration Shares may only be offered, sold or otherwise transferred pursuant to an exemption from registration under the Securities Act. Such Seller acknowledges that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Consideration Shares.

(m)	Such Seller acknowledges and agrees that neither the Purchaser nor any other Person has made any representation or warranty as to the Purchaser or the Consideration Shares, except as expressly set forth in this Agreement and the other Transaction Documents.

(n)	As of the date hereof, there are no Actions pending or, to such Seller’s knowledge, threatened against or by such Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(o)	The Sellers have provided to the Purchaser true, correct, and complete copies of all existing agreements, arrangements, or understandings (the “Existing Hosting Agreements”) with any third-party vendor (each, a “Hosting Provider”) concerning the hosting, operation, and maintenance of the Products.

(p)	It acknowledges and agrees that, in entering into this Agreement, the Purchaser has relied on the representations and warranties set forth in this Clause 6.2 and Clause 12.

23/35

6.3	From and after the date hereof and until the Closing, if the Purchaser becomes aware of any fact or circumstance that results in any of the representation and warranties set forth in Clause 6.1 being untrue as of the date of this Agreement or the Closing Date or the failure of any closing condition to be satisfied, the Purchaser shall notify each Seller in writing within five (5) Business Days, setting out such details as are available.

6.4	From and after the date hereof and until the Closing, if a Seller becomes aware of any fact or circumstance that results any of the representation and warranties set forth in Clause 6.2 being untrue as of the date of this Agreement or the Closing Date or the failure of any closing condition to be satisfied, such Seller shall notify the Purchaser in writing within five (5) Business Days, setting out such details as are available.

6.5	The Purchaser shall procure that, between the date of this Agreement and the Closing, the Purchaser shall:

(a)	carry on the business of the Group, taken as a whole, in the ordinary and usual course consistent with past practice;

(b)	comply with, and cause the Group Companies to comply with, all Applicable Laws in all material respects; and

(c)	maintain and preserve intact the current business of the Group Companies and to preserve their rights, goodwill and relationships with their customers, suppliers and other business relations.

6.6	Each Seller shall procure that, between the date of this Agreement and the Closing, such Seller shall:

(a)	maintain the Purchased Assets and the existing hosting/power arrangements in accordance with industry practices;

(b)	ensure continuous operation of the Purchased Assets unless necessary for maintenance, except as otherwise prevented or frustrated by a Force Majeure Event; and

(c)	provide regular operational reports of the Purchased Assets to the Purchaser.

24/35

6.7	Between the date of this Agreement and the Closing, except as otherwise provided in this Agreement or consented to in writing by each of the Sellers, the Purchaser shall not take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the following matters is likely to be done:

(a)	Alteration of any organizational documents of the Group Companies, except for the adoption of the A&R MAA;

(b)	Except for any ESOP Awards and any shares which may be issued pursuant to the ESOP Awards, any allotment or issue of any membership interests, capital stock or any other equity interests, or warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire membership interests, capital stock or any other equity interests of any Group Company, or any reduction, redemption or repayment of, any share or loan capital, membership interests, capital stock, equity interests or other securities of any Group Company;

(c)	Amend or modify any ESOP Plan or ESOP Award;

(d)	The declaration of, or the making or payment of, a dividend or other distribution to shareholders of the Group Companies;

(e)	Capital expenditure of more than US$1,000,000 in a single transaction or a series of related transactions; or

(f)	The authorization or agreement to do or take any of the foregoing acts or matters.

7.	Purchaser Shareholders Approval and NASDAQ Approval

7.1	As promptly as practicable following the execution and delivery of this Agreement, the Purchaser shall, in accordance with this Clause 7, prepare and furnish with the SEC a notice to the shareholders of the Purchaser and ancillary documentation convening the Special Meeting (as such filing is amended or supplemented, the “ Special Meeting Notice”), for the purpose of soliciting proxies from shareholders of the Purchaser to vote at the Special Meeting in favor of (i) the adoption of the A&R MAA, and (ii) any proposals deemed by the Purchaser as necessary or desirable to consummate the transactions contemplated under this Agreement (collectively, the “Purchaser Shareholder Matters”). In the preparation of the Special Meeting Notice, the Purchaser will make available to the Sellers drafts of the Special Meeting Notice and any other documents to be filed or furnished with the SEC that relate to the transactions contemplated hereunder, both preliminary and final, and any amendment or supplement to the Special Meeting Notice or such other document and will provide the Sellers with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The Purchaser will advise the Sellers promptly (and in any event within one (1) Business Day) after it receives notice thereof, of: (A) the time when the Special Meeting Notice has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the Special Meeting Notice; and (C) requests by the SEC for additional information relating to the Special Meeting Notice, in each case of (A), (B) and (C), together with a copy of the Special Meeting Notice, supplement or amendment thereto, or such request, as applicable. The Purchaser shall convene and hold an extraordinary general meeting of the Purchaser’s shareholders (the “Special Meeting”) for the purpose of obtaining the approval of the Purchaser Shareholder Matters. The Purchaser shall use reasonable best efforts to obtain the approval of the Purchaser Shareholder Matters at the Special Meeting.

25/35

7.2	The Purchaser shall submit the application for any requisite NASDAQ Approval in a timely manner, and the Purchaser and the Sellers shall cooperate and shall procure that its Representatives cooperate with the Purchaser in a timely manner as reasonably requested by the Purchaser in connection with the submission of the application for any requisite NASDAQ Approval in accordance with Applicable Laws or stock exchange requirements in connection with the transactions contemplated hereunder, including furnishing to the Purchaser and its Representatives all information concerning itself, its subsidiaries, officers, directors, managers, shareholders, and other equity holders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the NASDAQ Approval. From the date hereof through the Closing, the Purchaser shall ensure that the Purchaser remains listed as a public company on Nasdaq Global Market, in compliance with any applicable Nasdaq rules and regulations, and that the ADSs remain listed on Nasdaq Global Market. No stop order or suspension of trading shall have been imposed (and is continuing) with respect to the ADSs. The Purchaser shall inform and make available to the Sellers all letters, filings, correspondence, communications, documents, responses, undertakings and submissions in any form, including any amendments, supplements and/or modifications thereof to be made to the Nasdaq in connection with the transactions contemplated hereunder.

7.3	As promptly as practicable after execution of this Agreement, the Purchaser will prepare and file a report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be agreed in advance in writing by the Purchaser and the Sellers. Any press release announcing the execution of this Agreement issued by any Party or its Affiliates shall be subject to the reasonable approval of the Purchaser and the Sellers.

8.	Additional Covenant

8.1	Unless otherwise agreed by the Sellers in writing, the Purchaser shall procure that, prior to the Closing, (a) the Young Will SPA shall have been terminated, and (b) the transactions consummated under the Young Will SPA shall have been cancelled, withdrew, unwound or otherwise reversed in totality, including that all Class A Ordinary Shares issued to GETUP Holding Limited, being 644,148.00 Class A Ordinary Shares, and HappyHealth Holding Limited (together with GETUP Holding Limited, “Young Will”), being 276,064.00 Class A Ordinary Shares, pursuant to the Young Will SPA in connection with the Young Will Acquisition shall be cancelled without any ongoing liabilities or obligations of whatsoever nature owed by the Purchaser to Young Will (the Class A Ordinary Shares set forth in clause (b), the “Young Will Cancellation Shares”, and the actions set forth in clauses (a) and (b), collectively, the “Young Will Cancellation”).

26/35

8.2	In the event that the Young Will Cancellation has not been completed before the Closing, but should the Seller Representative waives the condition under Clause 5.2(d) relating to the Yong Will Cancellation, the Purchaser shall issue 884,125 shares of additional Class A Ordinary Shares (the “Additional Shares”) to the Sellers, collectively, on a pro rata basis, as part of the Consideration Shares issuable to the Sellers pursuant to Clause 3.1. The number of such Additional Shares to be issued to the Sellers, collectively, shall cause all the Consideration Shares issued to the Sellers on the Closing, collectively, to constitute 49% of the total issued and outstanding share capital of the Purchaser immediately after the Closing (for this purpose assuming all Young Will Cancellation Shares are issued and outstanding immediately after the Closing).

8.3	Without prejudice to any other rights and remedies of any Seller, each time the Purchaser issues any Class A Ordinary Shares (or other forms of equity interests) of the Purchaser in relation to the Young Will Acquisition (except for the Young Will Cancellation Shares) (the “Earnout Issuance”), the Purchaser shall promptly afterwards, issue at par value certain number of Class A Ordinary Shares (the “Adjustment Shares”), on a pro rata basis (based on the Total Hashrate of such Seller divided by the Total Hashrate of all Sellers), to the Sellers, collectively, equal to (a) the number of the Class A Ordinary Shares or other equity interests issued in such Earnout Issuance, multiplied by (b) the quotient of 49 divided by 51. If the Earnout Issuance occurred prior to or concurrently with the Closing, the Adjustment Shares should be issued on the Closing, and if the Earnout Issuance occurred after the Closing, the corresponding Adjustment Shares should be issued promptly after such Earnout Issuance (in any event within one Business Day). All Adjustment Shares should be issued free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates).

8.4	After the Closing, the Sellers shall use commercially reasonable efforts to cooperate with and provide necessary assistance to the Purchaser regarding the transition of the operation of the Purchased Assets and provide the documentation of the historical records of the Purchased Assets as reasonably requested by the Purchaser.

8.5	The Purchaser shall use commercially reasonable effort to establish the Title Holders following the date of this Agreement.

27/35

9.	Equitable Adjustments

9.1	If, after the date of this Agreement, the outstanding shares of Class A Ordinary Shares, Class B1 Ordinary Shares or Class B2 Ordinary Shares, or the number of Class A Ordinary Shares represented by each ADS shall have been changed into a different number of shares or a different class or series, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, change, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Class A Ordinary Shares, Class B1 Ordinary Shares or Class B2 Ordinary Shares, or the number of Class A Ordinary Shares represented by each ADS, will be appropriately adjusted to provide to the parties hereto the same economic effect as contemplated by this Agreement.

10.	Indemnification

10.1	Each Party shall, from and after the Closing, indemnify and save each other Party and/or its Affiliates, each such Person’s respective officers, directors, employees, attorneys, agents and representatives, harmless from and against any and all damages, suits, Claims, judgments, liabilities, losses, fees, costs or expenses of any kind, that such Person actually suffers (including reasonable legal fees and costs), arising out of a breach by such Party of its representations, warranties or agreements hereunder.

10.2	With respect to the Purchaser and each Seller, each of the representations and warranties of the Purchaser and such Seller under Clauses 6.1 and 6.2 shall survive the Closing and shall expire on the date that is one year after the Closing Date.

10.3	Subject to Clause 8.7, (i) a Seller shall not be required to indemnify the Purchaser under Clause 8.1 unless the amount of one or more Claims against such Seller exceeds 1% of the Total Purchase Price of such Seller in aggregate in respect of all matters, but once the amount of the Claims exceeds 1% of the Total Purchase Price of such Seller in aggregate then the Purchaser may claim for the full amount of the losses suffered by the Purchaser; (ii) the Purchaser shall not be required to indemnify a Seller under Clause 8.1 unless the amount of one or more Claims brought against the Purchaser by such Seller exceeds 1% of the Total Purchase Price of such Seller in aggregate in respect of all matters, but once the amount of the Claims brought against the Purchaser by such Seller exceeds 1% of the Total Purchase Price of such Seller in aggregate then such Seller may claim for the full amount of the losses suffered by such Seller; (iii) a Seller shall not be required to indemnify the Purchaser under Clause 8.1 or otherwise be liable for losses of the Purchaser in excess of the Total Purchase Price of such Seller; and (iv) the Purchaser shall not be required to indemnify a Seller under Clause 8.1 or otherwise be liable for losses of such Seller in excess of the Total Purchase Price of such Seller.

28/35

10.4	Any losses subject to indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such losses constituting breach of more than one representation, warranty, covenant or other provision of this Agreement.

10.5	Each indemnified party shall take all reasonable steps to mitigate any loss, including by pursuing insurance Claims and Claims against third parties, and shall reasonably consult and cooperate with the indemnifying party with a view toward mitigating losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to losses.

10.6	Subject to and except for Clause 7, Clause 8.7, Clause 13.1 and Clause 22, the Parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all Claims for any breach of any representations, warranties or agreements set forth in this Agreement, shall be pursuant to the indemnification provisions set forth in this Clause 8.

10.7	Notwithstanding anything to the contrary in this Agreement, nothing in this Clause 8 shall limit (i) the rights or remedies of any Party following the Closing based upon fraud or willful misconduct, and (ii) any Party’s right to bring Claims based on fraud or willful misconduct with respect to this Agreement at any time following the Closing (which such right shall survive until the latest time permitted by Applicable Law).

10.8	Except as otherwise expressly provided herein, the obligations of each of the Sellers under this Agreement and other Transaction Documents shall be several (and not joint or joint and several).

11.	Confidentiality and Communications

11.1	All information concerning this Agreement and the other Transaction Documents and matters pertaining to the transactions contemplated by this Agreement and the other Transaction Documents, whether in oral or written form, or in the form of drawings, computer programs or other, as well as all data derived therefrom (“Confidential Information”), shall be deemed to be confidential and, as such, may not be divulged to any unauthorized person by any Party, provided that the following shall not be considered Confidential Information for purposes hereof: (i) any information that comes into the public domain other than by reason of a breach of the confidentiality obligations hereunder by such Party, (ii) any information that is already in the possession of such Party or its Representatives at the time the information was disclosed to such Party by or on behalf of the other Parties, (iii) any information acquired by such Party from a source other than the other Parties or its Representatives, which source, to the knowledge of the receiving Party, is not in breach of any obligation owed to any Person in respect of such disclosure, (iv) any information independently developed by such Party or its Representatives without using or making reference to any confidential information, and (v) any information agreed in writing by the other Parties not to be confidential. Each Party undertakes and agrees to take all reasonable and practicable steps to ensure and protect the confidentiality of the Confidential Information which cannot be passed, sold, traded, published or disclosed to any unauthorized person, other than in accordance with this Clause 9.

29/35

11.2	Notwithstanding Clause 9.1, (i) in the event that any Party is requested by any Governmental Authority or becomes legally compelled (including, without limitation, pursuant to Applicable Laws and regulations or in connection with any legal, judicial, arbitration or administrative proceedings) to disclose any Confidential Information, such Party (the “Disclosing Party”) shall, to the extent practicable and permitted by Applicable Laws, provide the other Parties (the “Non-Disclosing Parties”) with prompt written notice of that fact and use reasonable efforts to seek (with the cooperation and reasonable efforts of the other Parties), at the Disclosing Party’s costs, a protective order (in any event without initiating any litigation or similar proceedings), confidential treatment or other appropriate remedy with respect to the information which is requested or legally required to be disclosed. In such event, the Disclosing Party shall furnish only that portion of the information which is requested or legally required to be disclosed and shall exercise reasonable efforts to keep confidential such information to the extent reasonably requested by any Non-Disclosing Party, and (ii) each of the Parties may disclose this Agreement and the other Transaction Documents to its Representatives and bona fide prospective investors and transferees of shares on a need-to-know basis, provided that each such recipient shall either be subject to professional obligations to keep such information confidential or reasonable contractual confidentiality obligations and that such Party shall be liable for any breach of confidentiality obligations by its recipients.

11.3	Notwithstanding anything else to the contrary in this Agreement or the other Transaction Documents, the Parties agree that the Purchaser may issue one or more press releases and make filings with the SEC or the relevant stock exchanges disclosing, to the extent not previously publicly disclosed, this Agreement, the other Transaction Documents and all material terms of the transactions contemplated hereby; provided, that prior to such public disclosure, the Purchaser shall send the draft disclosures for the Sellers’ review and confirmation.

30/35

12.	Termination

12.1	This Agreement may be terminated as follows prior to the Closing:

(a)	as among all Parties, by the written consent of all Parties;

(b)	as between the Purchaser and any Seller, by the Purchaser or such Seller, upon the delivery of a written notice to the other Party on or after September 30, 2025 (the “Long Stop Date”), if the Closing of such Seller shall not have taken place by the close of business on the Long Stop Date, provided, however, that (i) the Purchaser shall not be entitled to terminate this Agreement pursuant to this Clause 10.1(b) if the Purchaser has breached this Agreement and such breach has resulted in the failure of such Closing to take place and (ii) such Seller shall not be entitled to terminate this Agreement pursuant to this Clause 10.1(b) if such Seller has breached this Agreement and such breach has resulted in the failure of such Closing to take place; or

(c)	as among all Parties, by either Party, if (i) the Proposed Transaction shall violate any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority that shall have become final and non-appealable, or (ii) there shall be Applicable Law which makes the Proposed Transaction illegal or otherwise prohibited.

12.2	Any termination of this Agreement as between the Purchaser on the one hand and any Seller on the other hand shall not impact the continuing validity of this Agreement being in full force and effect as between the Purchaser on the one hand and any other Seller on the other hand. In the event that this Agreement is validly terminated with respect to certain Parties in accordance with Clause 10.1, each of such Parties shall be relieved of their duties and obligations owed to the relevant Parties arising under this Agreement after the date of such termination and such termination shall be without liability to any such Party; provided, that (i) no such termination shall relieve any Party hereto from liability for a breach of any of its covenants or agreements or its representations and warranties contained in this Agreement prior to the date of termination, and (ii) Clauses 1, 9, 11, 15, 16, 17, 18, 19, 20 and this Clause 10.2 shall survive any such termination.

13.	Notices

13.1	All notices, requirements, requests, Claims, and other communications in relation to this Agreement shall be in writing, and shall be given or made by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) or electronic mail to the respective Parties at the addresses specified below or at such other address for a Party as may be specified in a notice given in accordance with this Clause 11.

13.2	Each Party undertakes that the documents, materials, vouchers, order information, payment account information, credential numbers, mobile phone numbers, transaction instructions and so on provided by such Party to other Parties shall be true, correct, complete and effective, and the information does not contain any statement that is false or misleading.

31/35

13.3	The following are the initial address of each Party:

If to the Purchaser:

Address: [REDACTED]

Attn: [REDACTED]

Email: [REDACTED]

If to Apex Cyber Capital Limited:

Email: [REDACTED]

with a copy to (which shall not constitute notice):

[REDACTED]

[REDACTED]

Attention: [REDACTED]

E-mail: [REDACTED]

If to Fortune Peak Limited:

Email: [REDACTED]

with a copy to (which shall not constitute notice):

[REDACTED]

[REDACTED]

Attention: [REDACTED]

E-mail: [REDACTED]

13.4	All such notices and other communications shall be deemed effective in the following situations:

(a)	if sent by delivery in person, on the same day of the delivery;

(b)	if sent by registered or certified mail or overnight courier service, on the same day the written confirmation of delivery is sent; and

(c)	if sent by electronic mail, at the entrance of the related electronic mail into the recipient’s electronic mail server.

14.	Compliance with Laws and Regulations

14.1	Each Party undertakes to the other Parties that it will fully comply with all Applicable Laws in relation to export and import control and Sanctions and shall not take any action that would cause any other Party or any of its Affiliates to be in violation of any export and import control laws or Sanctions. Each Party shall also be fully and exclusively liable for and shall defend, fully indemnify and hold harmless any other Party and/or its Affiliates from and against any and all Claims, demands, Actions, costs or proceedings brought or instituted against such other Party and/or its Affiliates arising out of or in connection with any breach by such Party or its Affiliates of any Applicable Laws in relation to export and import control or Sanctions.

32/35

15.	Further Assurance

15.1	Each Party shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable, to facilitate the completion of the transactions contemplated by the Transaction Documents as soon as practicable, including to make any necessary submission/filing or provision of information in order to obtain the NASDAQ Approval.

16.	Force Majeure Event

16.1	To the extent that the performance of any obligation of any Party under this Agreement (other than an obligation to make payment in cash) is prevented, frustrated, hindered or delayed as a consequence of a Force Majeure Event and subject to the exercise of reasonable diligence by the other Parties, the obligations of Parties to the extent they are affected by the Force Majeure Event (other than an obligation to make payment in cash), shall be suspended for the duration of any inability so caused; provided that, the Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of such event: (i) notify the other Party of the nature, condition, date of inception and expected duration of such Force Majeure Event and the extent to which the claiming Party expects that the Force Majeure Event may delay, prevent or hinder such Party from performing its obligations under this Agreement; and (ii) use its best effort to remove any such causes and resume performance under this Agreement as soon as reasonably practicable and mitigate its effects.

17.	Entire Agreement and Amendment

17.1	This Agreement and the Transaction Documents shall constitute the entire agreement of the Parties hereto in respect of the subject matter herein and can only be amended with the written consent of all Parties.

18.	Assignment

18.1	No Party may assign or transfer any of its rights, benefits or obligations under this Agreement in whole or in part without prior written consent of the other Parties, except that each Seller may freely assign or transfer any of its rights, benefits and obligations under this Agreement in whole or in part to any Person without the consent of any other Party prior to the Closing of such Seller so long as (x) such assignment will not materially impede or delay the consummation of the transactions contemplated hereby, (y) such assignment shall not relieve such Seller of any of its obligations hereunder and (z) such Seller shall notify the Purchaser of such assignment at least five (5) Business Days prior to the assignment and shall provide to the Purchaser information regarding the assignee as may be reasonably requested by the Purchaser from time to time. Any attempted assignment that does not comply with this Clause 18.1 shall be void ab initio.

33/35

18.2	This Agreement shall be binding upon and inure to the benefit of each Party to this Agreement and its successors in title and permitted assigns. Except as otherwise expressly provided herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement or the other Transaction Documents.

19.	Severability

19.1	To the extent possible, if any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part by a court, the provision shall apply with whatever deletion or modification is necessary so that such provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties. The remaining provisions of this Agreement shall not be affected and shall remain in full force and effect.

20.	Expenses

20.1	Except as otherwise provided herein or in other Transaction Documents, all fees and expenses incurred in connection with this Agreement and the Proposed Transaction will be paid by the Party incurring such fees and expenses whether or not the Proposed Transaction is consummated.

21.	Governing Law and Dispute Resolution

21.1	This Agreement shall be solely governed by and construed in accordance with the laws of Hong Kong, without regard to principles of conflict of laws.

21.2	All disputes arising under this Agreement shall be submitted to arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. The tribunal shall be comprised of three (3) arbitrators. The claimant and respondent shall each nominate one (1) arbitrator and the third, who shall serve as president of the tribunal, shall be nominated by the Party-nominated arbitrators. The arbitration shall be conducted in English. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination. A request by any Party to a court of competent jurisdiction for interim measures necessary to preserve the party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

34/35

22.	Waiver

22.1	Failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

23.	Counterparts and Electronic Signatures

23.1	This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

24.	Specific Performance

24.1	Each Party acknowledges that money damages may not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limitation to any other remedy or right it may have, the non-breaching Party will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

(The rest part of the page is intentionally left in blank)

35/35

(Signature page for the On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

Fortune Peak Limited

Signature:	/s/ William Chiu

Name:	William Chiu

Title:	CEO

(Signature page for the On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

Apex Cyber Capital Limited

Signature:	/s/ Kenneth Kee

Name:	Kenneth Kee

Title:	CEO

(Signature page for the On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

NIP Group Inc.

Signature:	/s/ Hicham Chahine

Name:	Hicham Chahine

Title:	CEO

SCHEDULE A

DISCLOSURE SCHEDULE

[Redacted]

Appendix A

List of Sellers and the Products of each of such Sellers:

A.1	Sellers: Fortune Peak Limited and Apex Cyber Capital Limited

A.2	Products: see the attachment

The following assets relating to the Products of a Seller (the “Relevant Assets” of such Seller) shall be assigned, conveyed and delivered to the Purchaser at the Closing of such Seller:

A.3 all books and records pertaining to ownership of the Products of such Seller as applicable, including all books of account, general, financial, tax, invoices, shipping records, supplier lists, machinery and equipment maintenance files, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, correspondence with any Governmental Authority, sales records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, marketing and promotional surveys, material and research, studies and reports, and any other documents, records, correspondence and files and any rights thereto, in each case owned, associated with or employed by such Seller or any of its Affiliates in connection with the Products of such Seller, and all copies thereof, other than organization documents, minute and stock record books and the corporate seal of such Seller or its Affiliates;

A.4 all Claims and rights to any Actions of any nature available or being pursued by such Seller or any of its Affiliates, related to the Products of such Seller, whether arising by way of counterclaim or otherwise;

A.5 all rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof or by any other Person, related to the Products of such Seller, as applicable; and

A.6 all of such Seller’s or its Affiliates’ right, title and interest at the Closing of such Seller in, to and under all other assets, rights and Claims of every kind and nature used or intended to be used in the operation of, or residing with, the Products of such Seller.

For the avoidance of doubt, any bitcoin mined by the Products of any Seller prior to the Closing Date of such Seller shall not be deemed as Relevant Assets of such Seller.

Appendix B

FORM OF INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated as of [●], is made and entered into by and among NIP Group Inc., an exempted company limited by shares established under the Laws of the Cayman Islands (the “Company”), each of the other parties set forth in Schedule A hereto (each, a “Holder” and collectively, the “Holders”), and, for the sole purpose of Article VI, each of the parties set forth in Schedule B hereto (each, a “Founder Party” and collectively, the “Founder Parties”).

RECITALS

WHEREAS, the Company and the Holders are parties to an On-Rack Sales and Purchase Agreement dated as of June 27, 2025 (as may be amended or restated, the “Sales and Purchase Agreement”).

WHEREAS, upon and after the closing of the transactions contemplated by the Sales and Purchase Agreement, the Holders will receive certain class A ordinary shares of the Company, with a par value of $0.0001 each (the “Company Ordinary Shares”).

WHEREAS, in connection with the consummation of the transactions contemplated by the Sales and Purchase Agreement, the parties hereto desire to enter into this Agreement to define certain rights and obligations among them with respect to the Company.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I

DEFINITIONS

1.1. Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Securities” shall have the meaning given in subsection 6.1.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or principal financial officer of the Company (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“ADS(s)” means the American depositary shares of the Company, one (1) American depositary share representing two (2) Company Ordinary Shares, as may be adjusted by the Company from time to time.

“Affiliate” shall mean (a) with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person, and (b) with respect to any individual, his or her spouse, child, brother, sister, parent, the relatives of such spouse, trustee of any trust in which such individual or any of his immediate family members is a beneficiary or a discretionary object, or any entity or company Controlled by any of the aforesaid Persons.

“Agreement” shall have the meaning given in the Preamble hereto.

“Beneficially Owned” or “Beneficial Ownership” shall have the meaning given in subsection 6.1.

“Board” shall mean the Board of Directors of the Company.

“Business Day” means a day (other than Saturday or Sunday) on which banking institutions in Hong Kong, the PRC, New York, and the Cayman Islands are open generally for normal banking business.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble hereto.

“Company Ordinary Shares” shall have the meaning given in the Recital hereto.

“Control” shall mean with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided that in the case of a Person that is an entity, such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the holders of the shares or other equity interests or registered capital of such Person or power to control the composition of a majority of the board of directors or similar governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Demand Exercise Notice” shall have the meaning given in subsection 2.1.2.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Demand Registration” shall have the meaning given in subsection 2.1.2.

“Demand Registration Period” shall have the meaning given in subsection 2.1.2.

“Demand Registration Request” shall have the meaning given in subsection 2.1.2.

“Director Cap” shall have the meaning given in subsection 5.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Filing Date” shall have the meaning given in subsection 2.1.1(a).

“Founder Parties” shall have the meaning given in the Preamble hereto.

“Holder” or “Holders” shall have the meaning given in the Preamble.

“Initiating Holder” shall have the meaning given in subsection 2.1.2.

“Investor Director” shall have the meaning given in subsection 5.1.

“Investor Director Notice” shall have the meaning given in subsection 5.1.

“Law” or “Laws” means any and all provisions of any applicable constitution, treaty, orders, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any formally issued written interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.3.

“Minimum Demand Threshold” shall mean $15,000,000.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement, preliminary Prospectus or Prospectus, or necessary to make the statements in a Registration Statement, preliminary Prospectus or Prospectus, in the case of the preliminary Prospectus or Prospectus, in light of the circumstances under which they were made, not misleading.

“Person” shall mean any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

“Piggy-back Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.3.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any Company Ordinary Shares held by a Holder from time to time and (b) any other equity security of the Company issued or issuable with respect to any such Company Ordinary Shares by way of a stock dividend or stock split or in connection with a combination of stock, acquisition, recapitalization, consolidation, reorganization, stock exchange, stock reconstruction and amalgamation or contractual Control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) if a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act, at the earlier of (A) one year following the date the Registration Statement is declared effective or (B) the date that such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations including as to current public information or manner or timing of sale); (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Company Ordinary Shares are then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company; and

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Sales and Purchase Agreement” shall have the meaning set forth in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registrable Securities” shall have the meaning given in subsection 2.1.1(a).

“Shelf Registration Statement” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting Notice” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting Request” shall have the meaning given in subsection 2.1.1(a).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Block Trade” shall have the meaning given in subsection 2.1.1(a).

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Voting Shares” shall have the meaning given in subsection 6.1.

Capitalized terms used but not defined herein shall have the meanings as set forth in the Sale and Purchase Agreement.

Article II

REGISTRATIONS

2.1. Demand Registration.

2.1.1. Shelf Registration Statement. At any time and from time to time, each Holder (each, the “Demanding Holder”) shall have the right to make a request in writing for the Company to prepare and file with (or confidentially submit to) the Commission a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of the Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis and the Company shall use its commercially reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable after the filing thereof. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. If at any time the Company shall have qualified for the use of a Registration Statement on Form F-3 or any other form that permits incorporation of substantial information by reference to other documents filed by the Company with the Commission and at such time the Company has an outstanding Shelf Registration Statement on Form F-1, then the Company shall use its commercially reasonably efforts to convert such outstanding Shelf Registration Statement on Form F-1 into a Shelf Registration Statement on Form F-3.

(a) Following the declaration by the Commission of the effectiveness of a Shelf Registration Statement as described above, and subject to subsection 2.3 and subsection 2.4, the Demanding Holder may make a written demand from time to time to elect to sell all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, through an Underwritten Offering pursuant to the Shelf Registration Statement, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. The Demanding Holder shall make such election by delivering to the Company a written request (a “Shelf Underwriting Request”) for such Underwritten Offering specifying the number of Registrable Securities that the Demanding Holder desire to sell pursuant to such Underwritten Offering (the “Shelf Underwriting”). As promptly as practicable, but no later than ten (10) Business Days after receipt of a Shelf Underwriting Request, the Company shall give written notice (the “Shelf Underwriting Notice”) of such Shelf Underwriting Request to the Holders of record of other Registrable Securities registered on such Shelf Registration Statement (“Shelf Registrable Securities”). The Company, subject to subsection 2.1.3, shall include in such Shelf Underwriting (x) the Registrable Securities of the Demanding Holder and (y) the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities which shall have made a written request to the Company for inclusion in such Shelf Underwriting (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within ten (10) days after the receipt of the Shelf Underwriting Notice. The Company shall promptly, but subject to subsection 2.3, use its commercially reasonable efforts to effect such Shelf Underwriting. The Company shall, at the request of the Demanding Holder or any other Holder of Registrable Securities registered on such Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an automatic shelf registration statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Demanding Holder or any other Holder of Shelf Registrable Securities to effect such Shelf Underwriting. Once a Shelf Registration Statement has been declared effective, the Demanding Holder may request, and the Company shall be required to facilitate, an aggregate of no more than five (5) Shelf Underwritings pursuant to this subsection 2.1.1(a) with respect to any or all Registrable Securities; provided, however, that a Shelf Underwriting shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holder to be registered on behalf of the Demanding Holder in such Shelf Underwriting have been sold; and provided, further, that the number of Shelf Underwritings the Demanding Holder shall be entitled to request shall be reduced by each Demand Registration effected for the Demanding Holder pursuant to subsection 2.1.2. Notwithstanding the foregoing, if the Demanding Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration Statement, then notwithstanding the foregoing time periods, the Demanding Holder only needs to notify the Company of the Underwritten Block Trade two (2) Business Days prior to the day such offering is to commence and the Holders of record of other Registrable Securities shall not be entitled to notice of such Underwritten Block Trade and shall not be entitled to participate in such Underwritten Block Trade; provided, however, that the Demanding Holder shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Underwritten Block Trade.

2.1.2. Other Demand Registration. At any time that a Shelf Registration Statement provided for in subsection 2.1.1(a) is not available for use by the Holders following such Shelf Registration Statement being declared effective by the Commission (a “Demand Registration Period”), subject to this subsection 2.1.2, subsection 2.3 and subsection 2.4, at any time and from time to time, the Demanding Holder shall have the right to make a written demand from time to time to effect one or more registration statements under the Securities Act covering all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, by delivering a written demand therefor to the Company, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. Any such request by the Demanding Holder pursuant to this subsection 2.1.2 is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Demanding Holder making such demand for registration being referred to as the “Initiating Holder”). Subject to subsection 2.3, the Demanding Holder shall be entitled to request (and the Company shall be required to effect) an aggregate of no more than five (5) Demand Registrations pursuant to this subsection 2.1.2 with respect to any or all Registrable Securities; provided, however, that a Demand Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holder to be registered on behalf of the Demanding Holder in such Demand Registration have been sold; and provided, further, that the number of Demand Registrations the Demanding Holder shall be entitled to request shall be reduced by each Shelf Underwriting effected for the Demanding Holder pursuant to subsection 2.1.1(a). The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities as promptly as practicable but no later than ten (10) Business Days after receipt of the Demand Registration Request. The Company, subject to subsections 2.3 and 2.4, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holder and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to this subsection 2.1.2 (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder) within ten (10) days following the receipt of any such Demand Exercise Notice. The Company shall promptly, but subject to subsection 2.3, use its commercially reasonable efforts to (x) file or confidentially submit with the Commission (no later than (A) sixty (60) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form F-1 or similar long-form registration or (B) thirty (30) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form F-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register, for distribution in accordance with the intended method of distribution and (z) if requested by the Initiating Holder, obtain acceleration of the effective date of the registration statement relating to such registration.

2.1.3. Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Shelf Underwriting or Demand Registration, in good faith, advises the Company, the Demanding Holder and any other Holders participating in the Underwritten Registration (if any) (the “Requesting Holders”) in writing that the dollar amount or number of Registrable Securities that such Holders desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell and the Company Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holder and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that the Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holder and Requesting Holders have collectively requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of the Company Ordinary Shares or other equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of the Company Ordinary Shares or other equity securities of other Persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.4. Demand Registration Withdrawal. A majority-in-interest of the Demanding Holder initiating a Shelf Underwriting or Demand Registration, pursuant to a Registration under subsection 2.1.1 or 2.1.2 shall have the right in their sole discretion to withdraw from a Registration pursuant to such Shelf Underwriting or Demand Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to (i) in the case of a Shelf Underwriting, the filing of a preliminary prospectus supplement setting forth the terms of the Underwritten Offering with the Commission and (ii) in the case of a Demand Registration, the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Shelf Underwriting or Demand Registration prior to its withdrawal under this subsection 2.1.4.

2.2. Piggy-back Registration.

2.2.1. Piggy-back Rights. If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to subsection 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) Business Days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) Business Days after receipt of such written notice (such Registration a “Piggy-back Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggy-back Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggy-back Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion. If any Holder decides not to include all or any of its Registrable Shares in such registration by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Shares in any subsequent registration statement as may be filed by the Company, all upon the terms and conditions set forth herein.

2.2.2. Reduction of Piggy-back Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggy-back Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggy-back Registration in writing that the dollar amount or number of the Company Ordinary Shares that the Company desires to sell, taken together with (i) the Company Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to subsection 2.2.1 hereof, and (iii) the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b) If the Registration is pursuant to a request by Persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities, if any, of such requesting Persons or entities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares or other equity securities that the Company desires to sell which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Company Ordinary Shares or other equity securities for the account of other Persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3. Piggy-back Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggy-back Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggy-back Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggy-back Registration. The Company (in its sole discretion or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may postpone or withdraw the filing or effectiveness of a Piggy-back Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggy-back Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4. Unlimited Piggy-back Registration Rights. For purposes of clarity, any Registration effected pursuant to subsection 2.2 hereof shall not be counted as a Registration pursuant to a Shelf Underwriting or Demand Registration effected under subsection 2.1 hereof; provided, however, that the rights to demand a Piggy-back Registration under this subsection 2.2 shall terminate on the second anniversary of the date hereof.

2.3. Restrictions on Registration Rights. The Company shall not be obligated to effect any Shelf Underwriting or Demand Registration within ninety (90) days after the effective date of a previous Shelf Underwriting or Demand Registration or a previous Piggy-back Registration in which holders of Registrable Securities were permitted to register 75% of the Registrable Securities requested to be included therein. The Company may postpone for up to one hundred and twenty (120) days the filing or effectiveness of (A) a Shelf Underwriting or Registration Statement for a Demand Registration if the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer, or (B) a Shelf Underwriting or Registration Statement for a Demand Registration if the Registration Statement is required under applicable law, rule or regulation to contain (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), (iii) pro forma financial statements that are required to be included in a registration statement, or if the Board determines in its reasonable good faith judgment that such Shelf Underwriting or Demand Registration would (x) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Company, (y) require the Company to make an Adverse Disclosure or (z) render the Company unable to comply with requirements under the Securities Act or Exchange Act; provided, that in such event the Holders of a majority-in-interest of the Registrable Securities initiating a Shelf Underwriting or Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Shelf Underwriting or Demand Registration shall not count as one of the permitted Shelf Underwriting or Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such Registration. The Company may delay a Shelf Underwriting or Demand Registration hereunder only twice in any period of twelve consecutive months.

Article III

COMPANY PROCEDURES

3.1. General Procedures. If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1. prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2. prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any Underwriter overallotment option has terminated by its terms or (ii) the Underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;

3.1.3. furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, or such Holders’ legal counsel, copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus), and each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4. prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5. use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6. provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7. advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8. furnish to each seller of Registrable Securities such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such holder’s Registrable Securities, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request to facilitate the disposition of its Registrable Securities under such Registration Statement; promptly notify each seller of Registrable Securities of any written comments from the Commission with respect to any such Registration Statement or Prospectus;

3.1.9. notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in subsection 3.4 hereof;

3.1.10. in the event of an Underwritten Offering, permit the participating Holders to rely on any “cold comfort” letter from the Company’s independent registered public accountants provided to the managing Underwriter of such offering;

3.1.11. in the event of an Underwritten Offering, permit the participating Holders to rely on any opinion(s) of counsel representing the Company for the purposes of such Registration issued to the managing Underwriter of such offering covering legal matters with respect to the Registration;

3.1.12. in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13. make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 20-F and 6-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14. if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.15. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2. Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and fees and expenses of legal counsel representing the Holders in excess or in addition to the legal fees and expenses included as Registration Expenses. Any reimbursement or payment by the Company shall in no event (i) be duplicative of or (ii) limit any provision, in each case which provides for reimbursement of fees and expenses of counsel in any other contract or agreement between the Holders and the Company.

3.3. Requirements for Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4. Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed and he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice) and, if so directed by the Company, each Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice. If the continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), or (iii) pro forma financial statements that are required to be included in a registration statement, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for no more than one hundred and eighty (180) days. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this subsection 3.4.

3.5. Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to use its commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly upon request by a Holder furnish such Holder with true and complete copies of such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell the Company Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Article IV

INDEMNIFICATION AND CONTRIBUTION

4.1. Indemnification.

4.1.1. The Company agrees to indemnify, to the extent permitted by Law, each Holder of Registrable Securities, its officers and directors and each Person who Controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who Controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by Law, shall indemnify the Company, its directors and officers and agents and each Person who Controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who Controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3. Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or Controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5. If the indemnification provided under subsection 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

Article V

INVESTOR DIRECTORS

5.1. From time to time prior to the first date on which a Holder and its Affiliates collectively cease to hold more than 10% of the total issued and outstanding Company Ordinary Shares, such Holder shall be entitled to deliver a written notice to the Company (each, an “Investor Director Notice”) requesting the nomination and appointment of one or more individuals to serve as directors of the Company; provided, that (i) the total number of directors serving on the Board that were nominated and appointed by each Holder (each such director, an “Investor Director”), after giving effect to the nomination and appointment contemplated by such Investor Director Notice, shall not exceed the Director Cap of such Holder as of such time and (ii) such individuals shall be eligible to serve as directors of the Company under the applicable Laws. Upon receipt of an Investor Director Notice duly delivered by a Holder, to the extent permitted by applicable Laws and subject to the nominees’ execution and delivery of customary documents as required by applicable Laws and the then-effective corporate policies of the Company generally applicable to all of its directors, the Company shall take all necessary actions to cause the nomination and appointment of such individuals as directed by such Investor Director Notice (an “Investor Director Appointment”) as soon as practicable. For the purposes hereof, “Director Cap” with respect to a Holder as of the relevant time means the greater of (i) one (1), and (ii) 10% of the total number of directors serving on the board of directors of the Company (rounding up to the next whole number).

5.2. At any time if the total number of the Investor Director(s) in office appointed by a Holder is greater than the Director Cap as of such time,

5.2.1. at the request of the Company, such Holder shall cause one or more Investor Directors appointed by such Holder to resign so that after such resignation, the total number of the Investor Directors in office of such Holder will not exceed the Director Cap of such time; and

5.2.2. the Company shall be entitled to take all necessary actions to remove or cause the removal of one or more Investor Directors appointed by such Holder so that after such removal, the total number of the Investor Directors in office appointed by such Holder will not exceed the Director Cap of such Holder as of such time, and such Holder shall provide all necessary assistance in relation thereto.

Article VI

VOTING UNDERTAKING

6.1. Each Founder Party agrees to vote or cause to be voted all of the Voting Shares, including any and all Additional Securities as applicable, Beneficially Owned by such Founder Party from time to time at every meeting (or in connection with any request for action by written consent) of the shareholders of the Company at which any election of individuals nominated by each Holder as director(s) pursuant to a validly delivered Investor Director Notice are considered and at every adjournment or postponement thereof, and to execute a written consent or consents if shareholders of the Company are requested to vote their shares through the execution of an action by written consent. As used herein the term “Voting Shares” shall mean all securities of the Company beneficially owned (as such term is defined in Rule13d-3 under the Exchange Act, excluding any shares underlying unexercised options or warrants, but including any shares acquired upon exercise of such options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any Founder Party, including any and all securities of the Company acquired and held in such capacity subsequent to the date hereof (“Additional Securities”).

Article VII

PROTECTIVE PROVISIONS

7.1. Except consented to in writing by each Holder holding, together with its Affiliates, more than 10% of the total issued and outstanding Company Ordinary Shares, the Company shall not, and the Founder Parties shall cause the Company not to, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the following matters is likely to be done:

7.1.1. Alteration of any organizational documents of the Company, including its memorandum and articles of association;

7.1.2. Except for (1) any ESOP Awards (as defined in the Sales and Purchase Agreement) and any shares which may be issued pursuant thereto, and (2) pursuant to the Additional Incentive Plan (as defined in Schedule C hereto), any allotment or issue of any membership interests, capital stock or any other equity interests, or warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire membership interests, capital stock or any other equity interests of the Company or any of its subsidiaries, or any reduction, redemption or repayment of, any share or loan capital, membership interests, capital stock, equity interests or other securities of the Company or any of its subsidiaries (such allotment or issuance, to the extent consented to in writing by each Holder, shall constitute an “Exempted Issuance” unless otherwise agreed among the Holders and the Company);

7.1.3. Amendment or modification of any ESOP Plan (as defined in the Sales and Purchase Agreement), ESOP Award (as defined in the Sales and Purchase Agreement) or the Additional Incentive Plan;

7.1.4. Any merger, consolidation or similar transaction involving the Company, whether or not the Company is the surviving entity;

7.1.5. A sale, transfer, lease or other disposition (which for purposes of clarification excludes inventory and other sales in the ordinary course of business of the Company) in any transaction or series of related transactions of more than 25% of the fair market value of the Company’s consolidated assets; and

7.1.6. Any transaction involving (i) any Founder Party or any Affiliate thereof on one hand, and (ii) the Company on the other hand, excluding any transactions contemplated under the employment relationship with any of the Founders or under the ESOP Plan (as defined in the Sales and Purchase Agreement) or the Additional Incentive Plan.

Article VIII

MISCELLANEOUS

8.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (i) on the date established by the sender as having been delivered personally; (ii) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (iii) on the date that transmission is confirmed electronically, if delivered by email; or (iv) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to the Company, to:

Address: [●]

Attention: [●]

E-mail: [●]

if to the Founder Parties, to:

Address: [●]

Attention: [●]

E-mail: [●]

Address: [●]

Attention: [●]

E-mail: [●]

if to a Holder, to such notice address set forth oppositive it name in Schedule A.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto as provided in this subsection 8.1.

8.2. Assignment; No Third Party Beneficiaries.

8.2.1. This Agreement and the rights, duties and obligations of the Company and the Founder Parties hereunder may not be assigned or delegated in whole or in part without prior consent of the Holders of a majority-in-interest of the then outstanding number of Registrable Securities.

8.2.2. This Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be assigned or delegated by such Holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder permitted under this Agreement; provided that such Person agrees to assume the Holders obligations hereunder.

8.2.3. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto, the permitted assigns and its successors and the permitted assigns of the Holders.

8.2.4. This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and subsection 8.2 hereof.

8.2.5. Any transfer or assignment made other than as provided in this subsection 8.2 shall be null and void.

8.3. Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

8.4. Governing Law; Venue. THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of New York in each case located in the city of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

8.5. Amendments and Modifications. Upon the written consent of the Company, the Founder Parties and the Holders, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified (and any such wavier, amendment or modification shall be binding on all parties hereto); provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any party hereto or any failure or delay on the part of any party in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any party. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

8.6. Other Registration Rights. The Company is not a party to any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Shares by this Agreement and, other than the registration rights granted as provided herein, has not granted to any party rights with respect to the registration of any Registrable Shares or any other securities issued or to be issued by it. Except for the registration rights granted as provided herein, the Company shall not provide any other holder of its securities rights with respect to the registration of such securities under the Securities Act or any other applicable securities laws, without the prior written consent of the Holders.

8.7. Equitable Adjustments. If, after the date of this Agreement, the outstanding shares of Class A Ordinary Shares, Class B1 Ordinary Shares or Class B2 Ordinary Shares, or the number of Class A Ordinary Shares represented by each ADS shall have been changed into a different number of shares or a different class or series, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, change, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Class A Ordinary Shares, Class B1 Ordinary Shares or Class B2 Ordinary Shares, or the number of Class A Ordinary Shares represented by each ADS, will be appropriately adjusted to provide to the parties hereto the same economic effect as contemplated by this Agreement.

8.8. Effectiveness. This Agreement shall take effect as of the date of the Closing (as defined in the Sales and Purchase Agreement) and shall terminate upon the earlier of (1) mutual consent of all the Parties hereto, or (2) with respect to each Holder, the date such Holder ceases to be a Shareholder of the Company. In the event that this Agreement is validly terminated with respect to certain Parties in accordance with this Clause 8.7, each of such Parties shall be relieved of their duties and obligations owed to the relevant Parties arising under this Agreement after the date of such termination and such termination shall be without liability to any such Party; provided, that (i) no such termination shall relieve any Party hereto from liability for a breach of any of its covenants or agreements contained in this Agreement prior to the date of termination, and (ii) Clauses 8.1 and 8.4 shall survive any such termination.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

NIP Group Inc.

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

FOUNDER PARTIES:

Mario Yau Kwan Ho

By:

Hicham Chahine

By:

Liwei “xiaOt” Sun

By:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

FOUNDER PARTIES:

Seventh Hokage Management Limited

By:
Name:
Title:

xiaOt Sun Holdings Limited

By:
Name:
Title:

Diglife AS

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDER:

[●]

By:
Name:
Title:

Schedule A

Schedule B

Schedule C

Appendix C

FORM OF A&R MAA

[Redacted]